UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)

BIOSANTE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

09065 V 20 3

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065 V 20 3

1	Names of Reporting Persons Ross J. Mangano

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,289,582 (see Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,289,582 (see Item 4)

	8	Shared Dispositive Power 0 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,289,582 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 8.5%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 09065 V 20 3

1	Names of Reporting Persons JO & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,909,661 (see Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,909,661 (see Item 4)

	8	Shared Dispositive Power 0 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,661 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 7.1%

12	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: The name of the issuer is BioSante Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of BioSante is 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

Item 2(a).	Name of Person Filing: This Amendment No. 8 to Schedule 13G is being filed by and on behalf of Ross J. Mangano and JO & Co.
Item 2(b).

Address or Principal Business Office or, if none, Residence:
The address of Mr. Mangano’s and JO & Co.’s principal place of business is 112 West Jefferson Boulevard, Suite 613, South Bend, Indiana 46634.

Item 2(c).	Citizenship: Mr. Mangano is a United States citizen and JO & Co. is an Indiana corporation.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, $0.0001 par value per share, of BioSante Pharmaceuticals, Inc.
Item 2(e).	CUSIP Number: The CUSIP number of the common stock is 09065 V 20 3.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Securities Exchange Act of 1934 (the “Act”).
(b)	☐	Bank, as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-US institution in accordance with Rule 13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

Item 4.	Ownership:
(a)

Amount beneficially owned:

Mr. Mangano’s beneficial ownership includes:  (1) 85,756 shares of common stock; (2) 49,166 shares of common stock issuable upon exercise of stock options exercisable within 60 days; (3) 1,909,661 shares of common stock held by JO & Co., of which Mr. Mangano is President, (4) 30,000 shares of common stock held by Oliver & Co., of which Mr. Mangano is the trustee and (6) an aggregate of 214,999 shares of common stock held in various accounts, of which Mr. Mangano is an advisor and/or a trustee.

JO & Co.’s beneficial ownership consists of 1,909,661 shares of common stock.

(b)

Percent of class:

8.5% for Mr. Mangano and 7.1% for JO & Co.  The foregoing percentages are calculated based on the 27,042,764 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2008.

(c) Number of shares as to which Mr. Mangano has:
(i) Sole power to vote or to direct the vote 2,289,582
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,289,582
(iv) Shared power to dispose or to direct the disposition of 0
Number of shares as to which JO & Co. has:
(i) Sole power to vote or to direct the vote 1,909,661
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,909,661
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2009	/s/ Ross J. Mangano
Ross J. Mangano

JO & Co.

	By:	/s/ Ross J. Mangano
Ross J. Mangano
	Its:	President